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3 London Wall Buildings
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London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Catriona Cockburn
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	8 July 2004
No. of pages including this one	2

Please find attached an Erste Bank investor release.

Kind regards,

Catriona Cockburn
Citigate Dewe Rogerson

dw
7/20

ERSTE BANK INVESTOR INFORMATION

Vienna, 8 July 2004

Erste Bank – 4:1 stock split effective 8 July 2004

Following the earlier investor release of 1 July 2004, this is to reiterate that due to Erste Bank's four for one stock split from today, 8 July, 241,442,892 Erste Bank shares will be tradeable on both the Vienna and Prague Stock Exchanges.

The closing price of the Erste Bank share of EUR 131.50 on 7 July 2004 therefore corresponds to a price of EUR 32.88 after the stock split.

The share ratios for the first quarter 2004 will change as follows:

Share ratios	Before split	After split
Earnings per share	1.75	0.438
Dividend per share (YE 2003)	1.50	0.375
Book value per share	48.70	12.175

For further information please contact:
Erste Bank, Investor Relations
A-1010 Vienna, Graben 21, Fax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Phone: 0043 (0)5 0100 ext. 17326, e-mail: thomas.schmee@erstebank.at

This release can also be downloaded from our website under http://www.erstebank.com/ir > Download Centre > Investor Relations News